EXHIBIT 99.1

Brookfield Infrastructure Announces Medium-Term Note Redemption Price Information

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES

BROOKFIELD, News, Nov. 01, 2019 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (TSX: BIP.UN; NYSE: BIP) (“Brookfield Infrastructure”) today announced the following redemption price of the Medium-Term Notes described below (the “Notes”) (per C$1,000 of principal amount) which are to be redeemed by its subsidiaries Brookfield Infrastructure Finance ULC, Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Limited and Brookfield Infrastructure Finance Pty Ltd on November 6, 2019:

C$375,000,000, 3.538%, Series 3 Notes, due October 30, 2020
(CUSIP No. 11291ZAB3)
Redemption Price: C$1,011.36
Accrued and unpaid interest: C$0.68
Total redemption price and accrued and unpaid interest: C$1,012.04

All of the Notes are to be redeemed. The redemption is more fully described in Brookfield Infrastructure’s news release of October 7, 2019. Additional terms and conditions are contained in the notice of redemption that was provided to the registered holder of the Notes (CDS Clearing and Depository Services Inc.) (“CDS”) and the trustee, Computershare Trust Company of Canada.

Non-registered holders (banks, brokerage firms or other financial institutions) who maintain their interests in the Notes through CDS should contact their CDS customer service representative with any questions about the redemption. Alternatively, beneficial holders with any questions about the redemption should contact their representative brokerage firm or financial institution, which holds interests in the Notes on their behalf.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and data infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with over $500 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at https://bip.brookfield.com and investors are encouraged to consult the website.

Contact information:

Media:	Investors:

Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Melissa Low Vice President, Investor Relations Tel: (416) 956-5239 Email: melissa.low@brookfield.com